U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM  12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-30402

CUSIP NUMBER: 853218 18 5

(Check One):

[ ] Form 10KSB [ ] Form 20F [ ] Form 11K [x] Form 10QSB [ ] Form N-SAR

For the Period Ended: May 31, 2005

                [ ] Transition Report on the Form 10K-SB
                [ ] Transition Report on the Form 20-F
                [ ] Transition Report on the Form 11-K
                [ ] Transition Report on the Form 10-QSB
                [ ] Transition Report on the Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:   STANDARD CAPITAL CORPORATION

Address of Principal Executive
Office (Street and Number):   2429 - 128th Street

City, State and Zip Code:   Surrey, B.C. Canada, V4A 3W2

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)  The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

Standard Capital Corporation (the “Company”) is not able to file its Quarterly Report on Form 10-QSB for the nine months ended May 31, 2006 because the Company’s financial information was not delivered in time for the Company’s independent auditors to review the filing on a timely basis. The Company will file within the five calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification:
E. Del Thachuk - Tel: 604-538-4898.

(2)
Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STANDARD CAPITAL CORPORATION
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 13, 2006           By  E. DEL THACHUK
E. Del Thachuk
               Chief Executive Officer and President